J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 21, 2024

Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Active

Developing Markets Equity ETF (the “Fund”)

File Nos. 333-191837; 811-22903;

Post-Effective Amendment No. 430

Dear Ms. White:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that you provided with respect to the filing made on November 21, 2023, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

PROSPECTUS

The Fund’s Main Investment Strategy

1.

Comment: We note that you use the term “developing markets” interchangeably with “emerging markets” for names rule purposes. In correspondence, please explain why you believe (i) doing so is reasonable and (ii) consistent with market practice and investors’ expectations for a developing markets fund.

Response: The term “developing markets” in a fund’s name connotes an investment strategy to invest at least 80% of its assets in developing countries, i.e., those that are not developed. We believe that defining “developing” as “emerging” is consistent with this connotation, and also consistent with how “emerging markets” is defined in the Prospectus, whereby developed countries (and only developed countries) are excluded from the definition (i.e., “Emerging markets include most countries in the world except Australia, Canada, Japan, New Zealand, the United Kingdom, the United States, most of the countries of Western Europe and Hong Kong.”). In addition, Morningstar places equity funds that invest primarily in non-developed countries into their “diversified emerging markets” category, and such category includes equity funds that invest along all parts of the non-developed country spectrum, including in “frontier markets”. Accordingly, we believe that using the terms “developing markets” and “emerging markets” interchangeably is reasonable and consistent with market practice and investors’ expectations for a developing markets fund.

2.	Comment: In the strategy you state that the Fund may use participation notes and structured notes. Please explain in plain English what those are.

Response: The third paragraph under “More About the Fund – Main Investment Strategies” will be revised as follows:

“The equity securities and equity-related instruments in which the Fund may invest include, but are not limited to, common stock, preferred stock, exchange-traded funds (ETFs), convertible securities, trust or partnership interests, depositary receipts, warrants and rights, exchange-traded futures, participation notes or other structured notes (which are securities issued by banks, broker-dealers or their affiliates that are designed to offer a return linked to a particular underlying equity or market), and other instruments that provide economic exposure to one or more equity securities. Certain of the equity securities in which the Fund invests are expected to be issued by companies that rely on variable interest entity (VIE) structures.”

3.

Comment: The first sentence on page 2 of the Prospectus states the following: “The Fund will invest a significant portion of its assets in the securities of large cap and mid cap market capitalization companies, although the Fund may also invest in small cap securities”. Does the Fund anticipate any material country or sector exposure? If so, please disclose it.

Response: Although the Fund anticipates that its portfolio, at times, may have a relative emphasis on investments in certain countries and sectors, such exposure is expected to be a by-product primarily of the adviser’s individual security selection. Although the adviser’s individual security selection is informed, in part, by the composition and weighting of the Fund’s benchmark, the Fund does not have a strategy to specifically select investments in certain countries or sectors. Accordingly, the following language will be added after the above-referenced disclosure:

“At times, the Fund may increase the relative emphasis of its investments in a particular geographic region, industry or sector.”

4.

Comment: Investment process. The fourth paragraph on page 4 of the Prospectus states that “Securities are assessed using a two-part analysis, which considers the adviser’s expectations for (1) total returns on a medium-term forward basis (expected returns) and (2) longer-term business growth characteristics and qualitative factors (strategic classifications).” Please disclose what the adviser considers to constitute medium term or longer term, as well as what it is looking at to form its expectations (what data or analysis).

Response: The third paragraph under “More About the Fund – Main Investment Strategies – Investment Process” will be revised as follows:

“Research analysts use their local expertise to identify, research, and rank companies according to the adviser’s expectation of the companies’ future performance. Securities are assessed using a two-part analysis, which considers the adviser’s expectations for (1) total returns on a medium-term (two to four years) forward basis (expected returns) and (2) longer-term (five years or more) business growth characteristics and qualitative factors (strategic classifications). The adviser’s analysis includes a review of internal fundamental research, proprietary data, information self-reported by companies and data from third party vendors.”

5.

Comment: The fifth paragraph on page 4 of the Prospectus states that “The Adviser’s assessment is based on an analysis of key opportunities and risks across industries to seek to identify financially material issues with respect to the Fund’s investments in securities and ascertain key issues that merit engagement with issuers.” Please include examples of what might constitute financially material issues and key issues that merit engagement with issuers.

Response: We respectfully acknowledge your comment; however, we believe the level of disclosure in the prospectus is appropriate and proportionate to the role ESG considerations play in the broader context of the Fund’s investment process. In response to the Staff’s comments, we further note that the Fund includes illustrative examples of ESG factors in the section entitled “ESG Integration” in the SAI Part II for shareholders who want more detail concerning ESG factors. This section provides as follows:

“. . . Environmental issues are defined as issues related to the quality and function of the natural environment and natural systems. Some examples include greenhouse gas emissions, climate change resilience, pollution (air, water, noise, and light), biodiversity/habitat protection and waste management. Social issues are defined as issues related to the rights, wellbeing and interests of people and communities. Some examples include workplace safety, cybersecurity and data privacy, human rights, local stakeholder relationships, and discrimination prevention. Governance issues are issues related to the way companies are managed and overseen. Some examples include independence of chair/board, fiduciary duty, board diversity, executive compensation and bribery and corruption. These examples of ESG issues are provided for illustrative purposes only and are not exhaustive. In addition, as ESG Integration focuses on financial materiality, not all ESG factors are relevant to a particular investment, asset class, or Fund….”

We believe that such disclosure is more appropriate in the SAI rather than in the prospectus given the role that ESG considerations play within the broader context of the Fund’s investment process. As noted in the Risk/Return disclosure, the consideration of ESG factors is only a part of the investment process. While the adviser seeks to assess the impact of environmental, social and governance factors on many issuers in the universe in which the Fund invests, the disclosure highlights “these assessments may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.” We believe that including additional detail concerning individual ESG factors may suggest that consideration of ESG factors plays a disproportionate role in security selection. In addition, we are concerned that highlighting examples in the prospectus may suggest that the examples of ESG factors will be considered in investment decision and that such factors are more important than other ESG factors that aren’t specifically enumerated.

6.	Comment: The sixth paragraph on page 4 of the Prospectus states that “Investments may also be sold if certain adverse political and economic events occur or if the adviser identifies a security that it believes offers a better investment opportunity.” Please include some examples of political or economic events that might trigger the adviser to sell a security.

Response: Item 9(b)(2) of Form N-1A requires a fund to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell[.]” (emphasis added). In light of this requirement, we respectfully decline to include additional disclosure because we believe that the above-referenced disclosure includes an appropriate level of detail to explain the Fund’s adviser decides which securities to buy and sell.

7.

Comment: The third paragraph of the Fund’s main investment strategy states that “The equity securities and equity-related instruments in which the Fund may invest include, but are not limited to, common stock, preferred stock, exchange-traded funds (ETFs), convertible securities, trust or partnership interests, depositary receipts, warrants and rights, exchange-traded futures, participation notes or other structured notes, and other instruments that provide economic exposure to one or more equity securities”. If the Fund does not use convertible securities and ETFs as part of its main investment strategies it is unclear why you mention them in your item 4 disclosure. Please advise or revise accordingly.

Response: Although convertible securities and ETFs are additional investment strategies, they are mentioned in the Main Investment Strategy section to make clear that they will be included for purposes of the Fund’s 80% policy. Accordingly, we do not believe any disclosure changes are necessary or appropriate.

The Fund’s Main Investment Risks

8.

Comment: Greater China Region Risk. Given the extent of your principal risk disclosure regarding investments in China, please consider expanding your corresponding principal strategy disclosure beyond just stating that the Fund will invest in securities issued by companies relying on VIE structures.

Response: Please see the response to comment 3 above. Although the Fund anticipates that its initial portfolio is likely to have a relative emphasis on investments in China, such exposure is expected to be a by-product primarily of the adviser’s individual security selection. Although the adviser’s individual security selection is informed, in part, by the composition and weighting of the Fund’s benchmark, the Fund does not have a strategy to specifically select investments in China. Accordingly, the Fund believes that the principal strategy disclosure to be added in response to comment 3 above, in conjunction with the above-referenced risk disclosure, sufficiently discloses to investors that the Fund may have a relative emphasis on investments in certain geographic regions, including China.

9.	Comment: Depositary Receipts Risk. If investment in unsponsored depositary receipts will be significant, please add corresponding principal investment strategy disclosure.

Response: Investments in unsponsored depositary receipts are currently expected to be minimal, if any. Therefore, we believe no additional disclosure is necessary or appropriate.

10.	Comment: Financials Sector Risk / Information Technology Sector Risk. Please add principal strategy disclosure corresponding to Financials Sector Risk and Information Technology Sector Risk.

Response: Please see the response to comment 3 above. Although the Fund anticipates that its initial portfolio is likely to have a relative emphasis on investments in these sectors, such exposure is expected to be a by-product primarily of the adviser’s individual security selection. Although the adviser’s individual security selection is informed, in part, by the composition and weighting of the Fund’s benchmark, the Fund does not have a strategy to specifically select investments in these sectors. Accordingly, the Fund believes that the principal strategy disclosure to be added in response to comment 3 above, in conjunction with the above-referenced risk disclosure, sufficiently discloses to investors that the Fund may have a relative emphasis on investments in certain sectors.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (917) 721-1623.

Sincerely,

Max Vogel

Assistant Secretary